Exhibit 99.1

SAVE THE DATE:
NOVAGOLD Fourth Quarter 2012 Results Release, Conference Call and Webcast

January 24, 2013 — Vancouver, British Columbia — NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) will  release its fourth quarter financial results before market open February 12, 2013, followed by a conference call and webcast at 8:00 am PDT (11:00 am EDT) on the same day. The webcast and conference call-in details are provided below.

Webcast:	www.novagold.com
North American callers:	1-866-202-1971
International callers:	1-617-213-8842
Participant Passcode:	67506795

The webcast will be archived on NOVAGOLD’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 (North America), or 1-617-801-6888 (International), followed by your Access PIN: 14713098. For a transcript of the call please email info@novagold.com.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227